Exhibit 99.17

Crescent Capital VI, L.L.C.

11624 SE Fifth Street, Suite 200

Bellevue, Washington  98005

(Tel) 425-586-7700

 (Fax) 425-688-0500

May 5, 2006

Via Facsimile and Email

Steve R. Cox, Chairman

FirstBank NW Corp.

1300 16th Avenue

Clarkston, WA  99403

Dear Mr. Cox:

Crescent is pleased to present to the Board of Directors of FirstBank NW Corp. (“FirstBank”) a revised offer to purchase for cash all of the outstanding shares of common stock of FirstBank for $20.50 per share (the “Transaction”). This price represents a 25% premium to FirstBank’s split-adjusted closing stock price of $16.38 on January 31, 2006, the day before Crescent announced its original offer of $19.075.

As shown by the following table, Crescent’s revised offer provides FirstBank shareholders with full and fair value for their shares, based on a comparison of Crescent’s offer to other Pacific Northwest transactions for comparable rural banks and thrifts.

		Multiples Paid - Price to						Premium Prior to Announcement
Target	Acquiror	Earnings		Book		Tang.Book		1 Day	30 Days	90 Days

Oregon Trail Financial Corp.	FirstBank NW	13.1	x	1.1	x	1.1	x	8.0%	10.6%	8.2%
Klamath First Bancorp, Inc.	Sterling Financial Corporation	18.8	x	1.1	x	1.7	x	17.2%	19.0%	18.1%
Centennial Bancorp	Umpqua Holdings Corp.	18.1	x	2.2	x	2.3	x	24.3%	13.9%	10.8%

	Mean	16.7	x	1.5	x	1.7	x	16.5%	14.5%	12.4%

FirstBank NW	Crescent Capital VI	15.7	x	1.6	x	2.1	x	25.2%	26.6%	37.3%

Crescent has obtained firm commitments to fund $107.8 million in equity, including additional investments by Crescent, NorthWest Investments, Inc. and Steamboat LLC. These commitments will, together with the trust preferred securities, finance the entire Transaction.

As we have previously discussed, in order to ensure FirstBank’s shareholders of a fair and impartial process, we believe that FirstBank’s board should, if it has not already done so, form an independent committee of disinterested, non-employee directors, with separate legal and financial advisors, to review Crescent’s revised offer. Further we strongly urge the board to publicly disclose the process and timeframe for its review.

We believe that the Transaction is in the best interest of all constituencies involved, including most notably, FirstBank’s shareholders. Specifically, we believe the Transaction and the implementation of our business plan will bring significant benefits, including:

•      Providing a full and fair price, which reflects a premium of 25% to FirstBank’s January 31, 2006 closing stock price of $16.38 (split adjusted) and 30% to the 50 day moving average stock price as of January 31, 2006;

•      Bringing a management team with years of banking experience, and a long-time commitment to the Pacific Northwest region, having lived and worked here for significant portions of our lives;

•      Improving operating efficiencies to allow FirstBank to build its capital base for the protection of depositors and greater capacity for borrowers;

•      Expanding product offerings to provide additional benefits to customers in the operation of their businesses;

•      Potentially expanding geographic areas of business to allow for greater diversity of customers and a greater geographic diversity in FirstBank’s market area

•      Both should reduce risk in FirstBank’s loan portfolio and reduce economic risk created by localized economic setbacks; and

•      Adding more sophisticated product offerings for lending in community development and low income housing

•      Such enhancements should improve earnings and capital, provide opportunities for growth in FirstBank’s market area and improve the quality of life for local community members.

Our management team brings a number of complementary skills as well as financial and operational strengths to FirstBank. As we have shared with you, Crescent’s team includes people with extensive experience in both large commercial banks and community banks in operations, audit, credit approval, residential lending, agricultural lending, commercial real estate lending, construction lending, small and large business lending. All of the individuals expected to be added to FirstBank’s management team currently live and work in the Pacific Northwest, including several communities where FirstBank today has banking offices. In short, these executives have the experience needed to manage FirstBank in the years ahead.

Crescent is prepared to move quickly toward the negotiation of and entry into a mutually acceptable definitive agreement with you. We have instructed counsel to draft a merger agreement with respect to the Transaction and will be prepared to share it with you promptly upon notification that FirstBank is prepared to move forward on Crescent’s offer. We are also prepared to begin confirmatory due diligence immediately and expect that, if we receive prompt responses to our due diligence requests, we would be in a position to complete the process and execute a definitive merger agreement within 30 days.

In order to be able to complete the Transaction as soon as possible, the definitive merger agreement will be subject only to shareholder approval, required regulatory approvals, completion of financing arrangements and other provisions typical for a transaction of this nature, all of which we are confident of obtaining.

Pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended, Crescent will be amending its Schedule 13D filing with the Securities and Exchange Commission to include a copy of this letter.

We hope that you and the other independent Board members will agree that this proposal offers a unique and timely opportunity for FirstBank’s shareholders to realize full value for their shares. We request a formal response to this proposal on or before May 19, 2006. We look forward to working with you to effectuate a transaction that will benefit all of FirstBank’s constituencies.

Sincerely,

Crescent Capital VI, L.L.C.

By	/s/ Steven Wasson
Steven Wasson

Cc:	John W. Gentry
W. Dean Jurgens
Sandra T. Powell
Russell H. Zenner
James N. Marker
Michael F. Reuling
Larry K. Moxley
Clyde E. Conklin